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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 44131

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2019 (MM/DD/YY) AND ENDING December 31, 2019 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Grodsky Associates, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

29 Longview St.
(No. and Street)

West Orange (City) NJ (State) 07052 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Sheldon Grodsky 973-243-0306
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Michael Coglianese CPA, PC
(Name – *if individual, state last, first, middle name*)

125 E. Lake St., Suite 303, (Address) Bloomingdale (City) IL (State) 60108 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Sheldon Grodsky, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Grodsky Associates, Inc, as of December 31, 2019, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

DAVID HOLLANDER
Notary Public, New Jersey
My Commission Expires July 13, 2020

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Grodsky Associates, Inc.
Audited Financial Statements and Supplemental Information
As of December 31, 2019

Table of Contents

MC
MICHAEL COGLIANESE CPA, P.C.
ALTERNATIVE INVESTMENT ACCOUNTANTS

125 E. Lake Street, Ste. 303
Bloomingdale, IL 60108
Tel 630.351.8942
Mike@cogcpa.com | www.cogcpa.com

Bloomingdale | Chicago

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Grodsky Associates, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Grodsky Associates, Inc. as of December 31, 2019, the related statements of operations, changes in shareholders' equity and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Grodsky Associates, Inc. as of December 31, 2019, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Grodsky Associates, Inc.'s management. Our responsibility is to express an opinion on Grodsky Associates, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Grodsky Associates, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplemental information listed in the accompanying table of contents has been subjected to audit procedures performed in conjunction with the audit of Grodsky Associates, Inc.'s financial statements. The supplemental information is the responsibility of Grodsky Associates, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information listed in the accompanying table of contents is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as Grodsky Associates, Inc.'s auditor since 2017.

Michael Coglianese CPA, P.C.

Bloomingdale, IL

February 25, 2020

Grodsky Associates, Inc.
Statement of Financial Condition
As of December 31, 2019

ASSETS	
Current assets:	
Cash	$13,371
Receivable from clearing broker	52,890
Prepaid expense	1,819
Accounts receivable	6,631
Total Current Assets	$74,711
Total Assets	$74,711
LIABILITIES & SHAREHOLDER'S EQUITY	
Current liabilities:	
Accounts payable & accrued expenses	$11,426
Total Current Liabilities	$11,426
Shareholder's Equity:	
Common stock, 2,500 shares authorized at stated value $1 par, 1,290 issued and outstanding	$1,290
Additional paid in capital	50,710
Retained earnings	11,285
Total Shareholder's Equity	63,285
Total Liabilities & Shareholder's Equity	$74,711

Please see the notes to the financial statements.

Grodsky Associates, Inc.
Statement of Operations
For the Year Ended December 31, 2019

Commissions & other revenues	$92,661
Clearing expenses	(22,276)
Gross margin	$70,385
General and administrative expenses:	
Salaries expense	$34,616
General administration	41,803
Total general and administrative expenses	76,419
Loss from operations	($6,034)
Other income:	
Other income	589
Interest income	1,127
Net loss before income tax provision	($4,318)
(Provision) benefit for income taxes	104
Net loss	($4,214)

Please see the notes to the financial statements.

Grodsky Associates, Inc.
Statement of Cash Flows
For the Year Ended December 31, 2019

Operating activities:	
Net loss	($4,214)
Changes in other operating assets and liabilities:	
Receivable from clearing broker	(166)
Accounts receivable	116
Prepaid expense	(1,819)
Accounts payable & accrued expenses	1,744
Net cash used by operations	($4,339)
Net decrease in cash during the fiscal year	($4,339)
Cash at December 31, 2018	17,710
Cash at December 31, 2019	$13,371

Supplemental disclosures of cash flow information:	
Interest paid during the fiscal year	$0
Income taxes paid during the fiscal year	$764

Please see the notes to the financial statements.

Grodsky Associates, Inc.
Statement of Changes in Shareholder's Equity
For the Year Ended December 31, 2019

	Common Stock	Additional Paid in Capital	Retained Earnings	Total
Balance at December 31, 2018	$1,290	$50,710	$15,499	$67,499
Net loss for the fiscal year			(4,214)	(4,214)
Balance at December 31, 2019	$1,290	$50,710	$11,285	$63,285

Please see the notes to the financial statements.

Grodsky Associates, Inc.
Notes to the Financial Statements
For the Year Ended December 31, 2019

1. Organization

Grodsky Associates, Inc. (the Company) is a privately held corporation formed in New Jersey in 1991 for the purpose of conducting business as a securities broker dealer (BD). As a BD, the Company is a member of the Financial Industry Regulatory Authority (FINRA). The Company sells various investments to individual clients located in the United States.

2. Summary of Significant Accounting Policies

Use of Estimates- The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make reasonable estimates and assumptions that affect the reported amounts of the assets and liabilities and disclosure of contingent assets and liabilities and the reported amounts of revenues and expenses at the date of the financial statements and for the period they include. Actual results may differ from these estimates.

Revenues- Revenues and related fees are recorded when all contracted services have been provided by the Company and the Company is reasonably assured of their collection.

Cash- For the purpose of calculating changes in cash flows, cash includes all cash balances and highly liquid short-term investments with original maturity date of three months or less.

Recently Issued Accounting Pronouncements- In February 2016, the FASB issued ASU No. 2016-02 which supersedes ASC 840, *Accounting for Leases*. The new guidance requires the recognition of lease assets and lease liabilities for operating leases with lease terms of more than twelve months. Presentation of leases within the statement of operations and statement of cash flows will be generally consistent with current lease accounting guidance. The amended ASU is effective for reporting periods beginning after December 15, 2019, with early adoption permitted. The Company adopted the provision on January 1, 2019. There is no impact to expense recognition and timing of expense did not change as a result of implementing ASU No. 2016-02.

Income taxes- The Company accounts for income taxes in accordance with generally accepted accounting principles which require an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed annually for differences between financial statement and income tax bases of assets and liabilities that will result in taxable income or deductible expenses in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets and liabilities to the amount expected to be realized. Income tax expense is the tax payable or refundable for the period adjusted for the change during the period in deferred tax assets and liabilities.

The Company follows the accounting requirements associated with uncertainty in income taxes using the provisions of Financial Accounting Standards Board (FASB) ASC 740, *Income Taxes*. Using that guidance, tax positions initially need to be recognized in the financial statements when it is more likely than not the positions will be sustained upon examination by the tax authorities. It also provides guidance for derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. As of December 31, 2019, the Company has no uncertain tax positions that qualify for either recognition or disclosure in the financial statements. All tax returns from fiscal years 2016 to 2019 are subject to IRS audit.

3. Fair Value of Financial Instruments

Fair Value Measurements under generally accepted accounting principles clarifies the principle that fair value should be based on the assumptions market participants would use when pricing an asset or liability and establishes a fair value hierarchy that prioritizes the information used to develop those assumptions. Under the standard, fair value measurements are separately disclosed by level within the fair value hierarchy as follows.

Level 1 - Quoted prices in active markets for identical assets or liabilities.

Level 2 - Observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets with insufficient volume or infrequent transactions (less active markets); or model-derived valuations in which all significant inputs are observable or can be derived principally from or corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 - Unobservable inputs to the valuation methodology that are significant to the measurement of fair value of assets or liabilities.

To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement is disclosed and is determined based on the lowest level input that is significant to the fair value measurement.

Cash, receivable from clearing broker, accounts receivable, prepaid expense, and accounts payable and accrued expenses in the balance sheet are estimated to approximate fair market value at December 31, 2019 because of their short term nature.

4. Commitments and Contingencies

The Company is not committed to a non-cancelable lease for office space and rents an office in West Orange, New Jersey on a "month to month" basis. See Note 6.

5. Income Tax

Provision for income taxes is comprised of the following:

Net income (loss) before provision for income taxes		($4,318)
Current tax expense:		
Federal:		
	Less state income tax	(750)
	Federal taxable base	($5,068)
	Federal tax - refund	(854)
	State - statutory minimum based on gross receipts	750
Total provision for income tax- benefit		($104)

6. Related Party Transaction

The Company pays the president and sole shareholder $500 per month for use of its office space. Rent expense for fiscal year 2019 was $6,000.

7. Regulatory Requirements

As a BD and member organization of FINRA, the Company is subject to the Uniform Net Capital Rule 15c3-1 of the Securities and Exchange Commission. The rule requires the Company to maintain minimum net capital, as defined, of 66.667% of aggregate indebtedness, as defined, or $25,000, whichever is greater. At December 31, 2019, the Company's net capital was $36,466 in excess of the required minimum.

8. Subsequent Events

The Company has made a review of material subsequent events from December 31, 2019 through the date of this report and found no material subsequent events reportable during this period.

Schedule I

Computation of Net Capital Under Rule15c3-1 of the Securities and Exchange Commission and Reconciliation of Computation of Net Capital Pursuant to Rule 15c3-1

CREDIT:	
Shareholder's equity	$63,285
DEBITS:	
Nonallowable assets: prepaid expense	(1,819)
NET CAPITAL	$61,466
Haircuts	0
ADJUSTED NET CAPITAL	$61,466
Minimum requirements of 6-2/3% of aggregate indebtedness or $25,000, whichever is greater.	25,000
EXCESS NET CAPITAL	$36,466
AGGREGATE INDEBTEDNESS:	$11,426
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	18.59%
Excess net capital as reported in the Company's unaudited FOCUS report at December 31, 2019	$36,535
Adjustment to accrued exepnses and payables	(139)
Adjustment to receivables	70
Excess net capital per audited report	$36,466

Refer to Registered Independent Public Accounting Firm Report

Schedule II
Computation of Determination of Reserve Requirements
Pursuant to Rule 15c3-3

Not applicable

Information for Possession or Control Requirements
Under Rule 15c3-3

Not applicable

Refer to Registered Independent Public Accounting Firm Report

MC

MICHAEL COGLIANESE CPA, P.C.
ALTERNATIVE INVESTMENT ACCOUNTANTS

125 E. Lake Street, Ste. 303
Bloomingdale, IL 60108
Tel 630.351.8942
Mike@cogcpa.com | www.cogcpa.com

Bloomingdale | Chicago

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Grodsky Associates, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Grodsky Associates, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Grodsky Associates, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (k)2(ii) (exemption provisions) and (2) Grodsky Associates, Inc. stated that Grodsky Associates, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Grodsky Associates, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Grodsky Associates, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)2(ii) (exemption provisions) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Michael Coglianese CPA, P.C.

Bloomingdale, IL
February 25, 2020

Grodsky Associates, Inc.
29 Longview Street
West Orange, NJ 07052

December 31, 2019

Rule 15c3-3 Exemption Report

This is to certify that, to the best of my knowledge and belief:

Grodsky Associates, Inc. is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R section 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. section 240.17a-5(d)(1) and (4). To the best of its knowledge and belief Grodsky Associates, Inc. states the following:

Grodsky Associates, Inc. claimed an exemption under provision 17 C.F.R. section 240.15c3-3 (k)(2)(i) and (k)(2)(ii)as the Company is a non-carrying broker-dealer which promptly transmits all funds and delivers all securities received in connection with its activities as a broker dealer, and does not otherwise hold funds or securities for, or owe money or securities to, customers.

Grodsky Associates, Inc. met the identified provision throughout the most recent fiscal year without exceptions.

Thank you.

Sheldon Grodsky
President